Filed Pursuant to Rule 433

Registration No. 333-232144

BARCLAYS

Fact Sheet | *December 9, 2020*

Barrier SuperTrack Notes

Issuer:	Barclays Bank PLC
Tenor:	Approximately 3 years
Reference Assets:	The S&P 500 INDEX (Bloomberg ticker: 'SPX <Index>') and the Nasdaq 100 Index (Bloomberg ticker: 'NDX <Index>') and the Dow Jones Industrial Average (Bloomberg ticker: 'INDU <Index>')
Upside Leverage Factor:	1.25
Barrier Value:	70.00% of the Initial Value
CUSIP / ISIN:	06747QRP4 / US06747QRP45
Initial Value:	The Closing Value of the Reference Assets on the Initial Valuation Date
Final Value:	The Closing Value of the Reference Assets on the Final Valuation Date
Initial Valuation Date:	December 23, 2020
Issue Date:	December 29, 2020
Final Valuation Date:	December 26, 2023
Maturity Date:	December 29, 2023

Hypothetical Payment at Maturity


$1,800
$1,600
$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
Payment at Maturity
-100%
-90%
-80%
-70%
-60%
-50%
-40%
-30%
-20%
-10%
0%
10%
20%
30%
40%
Reference Asset Return of the Least Performing Reference Asset

Selected Structure Definitions

Payment at Maturity: If you hold the notes to maturity, you will receive on the Maturity Date a cash payment per $1,000 principal amount of notes equal to:

- If the Final Value of the Least Performing Reference Asset is greater than or equal to its Initial Value, an amount calculated as follows:

  $1,000 + ($1,000 x Reference Asset Return of the Least Performing Reference Asset x Upside Leverage Factor)

- If the Final Value of the Least Performing Reference Asset is less than its Initial Value, but greater than or equal to its Barrier Value, $1,000 per $1,000 principal amount note; or

- If the Final Value of the Least Performing Reference Asset is less than its Barrier Value, an amount calculated as follows:

  $1,000 + [$1,000 x (Reference Asset Return of the Least Performing Reference Asset)]

If the Final Value of the Least Performing Reference Asset is less than its Barrier Value, you will be fully exposed to the decline of the Least Performing Reference Asset from its initial value and may lose up to 100.00% of the principal amount of your notes at maturity.

Reference Asset Return: The performance of the Reference Assets from the Initial Value to the Final Value

Reference Asset Return	Payment at Maturity	Total Return on Notes
40.00%	$1,500.00	50.00%
30.00%	$1,375.00	37.50%
20.00%	$1,250.00	25.00%
10.00%	$1,125.00	12.50%
5.00%	$1,062.50	6.25%
0.00%	$1,000.00	0.00%
-10.00%	$1,000.00	0.00%
-20.00%	$1,000.00	0.00%
-25.00%	$1,000.00	0.00%
-30.00%	$1,000.00	0.00%
-40.00%	$600.00	-40.00%
-60.00%	$400.00	-60.00%
-100.00%	$0.00	-100.00%

All terms that are not defined in this fact sheet shall have the meanings set forth in the accompanying preliminary pricing supplement dated December 1, 2020 (the 'Pricing Supplement'). All terms set forth or defined herein, including all prices, levels, values and dates, are subject to adjustment as described in the accompanying Pricing Supplement. In the event that any of the terms set forth or defined in this fact sheet conflict with the terms as described in the accompanying Pricing Supplement, the terms described in the accompanying Pricing Supplement shall control.

The notes are <u>not</u> suitable for all investors. You should read carefully the accompanying Pricing Supplement (together with all documents incorporated by reference therein) for more information on the risks associated with investing in the notes. **Any payment, including any payment at maturity, is not guaranteed by any third party and is subject to both the creditworthiness of the Issuer and the exercise of any U.K. Bail-in Power, as further described in the accompanying Pricing Supplement.**

Barrier SuperTrack NotesFact Sheet | December 9, 2020Summary Characteristics of the Notes Summary Risk Considerations • Commissions—Barclays Capital Inc. will receive commissions from the Issuer of up to 0.85% of theprincipal amount of the notes, or up to $8.50 per $1,000 principal amount. Please see the accompanying Pricing Supplement for additional information about selling concessions, commissions and fees. • Estimated Value Lower Than Issue Price—Our estimated value of the notes on the Initial Valuation Date is expected to be between $938.30 and $968.30 per note. Please see “Additional Information Regarding Our Estimated Value Of The Notes” in the accompanying Pricing Supplement for more information. • Potential for Significant Loss—The terms of the notes provide only for a partial return of principal, and you are not guaranteed any return of principal. If the Final Value of the Least Performing Reference Asset is less than its Barrier Value, you will lose 1.00% of the principal amount of your notes for every 1.00% that the Reference Asset Return of the Least Performing Reference Asset falls below its Barrier Value. You may lose up to 100% of the principal amount of your notes. Any paymeny on the notes, including the repayment of principal, is subject tp the credit risk of Barclays Bank PLC.• Payment at Maturity Is Based Solely on the Closing Value on the Final Valuation Date—The Final Value and the Reference Asset Return will be based solely on the Closing Value of the Reference Assets on the Final Valuation Date (as compared to its Initial Value). Therefore, if the value of any Reference Asset drops on or before the Final Valuation Date, then the Payment at Maturity you may receive on the notes may be significantly less than it would have been had such payment been linked to such value(s) of the Reference Asset at any time prior to such drop.• Credit of Issuer—The notes are unsecured and unsubordinated debt obligations of the Issuer and are not, either directly or indirectly, an obligation of any third party. In the event the Issuer were to default on its obligations, you may not receive any amounts owed to you, including any repayment of principal, under the terms of the notes.• U.K. Bail-In Power—Each holder and beneficial owner of notes acknowledges, accepts, and agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority, which may be exercised so as to result in you losing all or a part of the value of your investment in the notes or receiving a different security from the notes that is worth significantly less than the notes. Please see “Consent to U.K. Bail-In Power” in the accompanying Pricing Supplement for more information.• Historical Performance—The historical performance of the Reference Assets is not an indication of the future performance of the Reference Assets over the term of the notes.• Conflict of Interest—In connection with our normal business activities and in connection with hedging our obligations under the notes, we and our affiliates play a variety of roles in connection with the notes, including acting as calculation agent and as a market-maker for the notes. In each of these roles, our and our affiliates’ economic interests may be adverse to your interests as an investor in the notes.• Lack of Liquidity—The notes will not be listed on any securities exchange. There may be no secondary market for the notes or, if there is a secondary market, there may be insufficient liquidity to allow you to sell the notes easily.• Tax Treatment—Significant aspects of the tax treatment of the notes are uncertain. You should consult your tax advisor about your tax situation.In addition to the summary risks and characteristics of the notes discussed under the headings above, you should carefully consider the risks discussed under the heading “Selected Risk Considerations” in the accompanying Pricing Supplement and under the heading “Risk Factors” in the accompanying prospectus supplement.Other InformationThis fact sheet is a general summary of the terms and conditions of this offering of notes. The Issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for this offering of notes. Before you invest, you should read carefully the full description of the terms and conditions of, and risks associated with investing in, the notes contained in the Pricing Supplement as well as the information contained in the accompanying prospectus supplement and prospectus that are incorporated by reference in the Pricing Supplement. The Pricing Supplement, as filed with the SEC, is available at the following hyperlink:https://www.creativeservices.barclays/docs/200007927/06747QRP4.pdfYou may access the prospectus supplement and prospectus that are incorporated by reference in the Pricing Supplement by clicking on the respective hyperlink for each document included in the Pricing Supplement under the heading “Additional Documents Related To The Offering Of The Notes,” or by requesting such documents from the Issuer or any underwriter or dealer participating in this offering. We strongly advise you to carefully read these documents before investing in the notes.You may revoke your offer to purchase the notes at any time prior to the Initial Valuation Date. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to the Initial Valuation Date. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase of the notes. You may choose to reject such changes, in which case we may reject your offer to purchase the notes.